Filed by J.D. Edwards & Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: J.D. Edwards & Company

(Commission File No. 0-23091)

On June 2, 2003, PeopleSoft, Inc. and J.D. Edwards & Company issued a joint press release announcing that PeopleSoft and J.D. Edwards had entered into an Agreement and Plan of Merger, dated as of June 1, 2003. The text of the joint press release follows.

PeopleSoft Announces Plan to Acquire J.D. Edwards

Combined Company Will Provide Broadest Product, Market and Industry Solutions

PLEASANTON, Calif. & DENVER, Colo. — June 2, 2003 — PeopleSoft, Inc. (Nasdaq: PSFT) and J.D. Edwards & Company (Nasdaq: JDEC) today announced a definitive agreement for PeopleSoft to acquire J.D. Edwards, creating the world’s second largest enterprise applications software company. Under the terms of the agreement, stockholders will receive 0.860 PeopleSoft common shares for each outstanding J.D. Edwards common share. Based on the closing price of PeopleSoft stock on May 30, 2003 and J.D. Edwards’ shares outstanding, the transaction is valued at approximately $1.7 billion. The transaction is expected to be accretive to PeopleSoft’s FY 2004 earnings on an adjusted basis excluding amortization associated with acquired intangibles, the write-down of deferred revenue and other purchase accounting adjustments.

Combined, the companies have approximately $2.8 billion in annual revenues, 13,000 employees and more than 11,000 customers in 150 countries. With this acquisition, PeopleSoft will expand its presence in more than 20 industries including a broad range of services, manufacturing, distribution and asset-intensive industries.

“The combination of J.D. Edwards and PeopleSoft is a winning one for customers. Both mid-sized and large enterprise customers will have access to the broadest suite of integrated enterprise software applications in the world,” said PeopleSoft President and CEO Craig Conway. “We are excited and confident about what this acquisition will mean for our customers and the enterprise software industry.”

“The employees of both companies share a cultural passion for serving the customer,” said J.D. Edwards Chairman, President and CEO Bob Dutkowsky. “Additionally, with PeopleSoft’s strength in the large enterprise space and services industries, combined with J.D. Edwards’ position as an acknowledged leader in the mid-market and manufacturing, we will be able to serve the entire enterprise software market in a way that no other vendor can. The integration of the two companies is a giant leap forward in fulfilling J.D. Edwards’ goal to Make Customers Stronger.”

Under the agreement, J.D. Edwards will become a wholly owned subsidiary of PeopleSoft, and J.D. Edwards stockholders will own approximately 25 percent of the outstanding capital stock of the combined company. The agreement has been unanimously approved by both boards of directors. The directors and executive officers owning shares of their respective companies have agreed to vote their shares in favor of the transaction.

The transaction is anticipated to close in the late third or early fourth calendar quarter and is expected to be tax-free to stockholders of both companies. In addition, the transaction is subject to regulatory review, approval by the respective companies’ stockholders and certain other customary conditions. Citigroup Global Markets acted as financial advisor to PeopleSoft and Morgan Stanley acted as financial advisor to J.D. Edwards.

Investment Community and Media Event Information

PeopleSoft and J.D. Edwards will host a joint conference call today, June 2, 2003, at 5:30 a.m. PDT/8:30 a.m. EDT to discuss the acquisition. A live audio-only web cast of the call will be made available in the Investor Relations section of both companies’ web sites at www.peoplesoft.com and www.jdedwards.com. A rebroadcast of the web cast will be made available for seven days following the call and will be accessible on both companies’ web sites. Interested parties may also participate by calling 888/370-7057, passcode: PeopleSoft.

Transaction Summary

A summary table related to the acquisition is attached to this press release.

About PeopleSoft

PeopleSoft (Nasdaq: PSFT) is the world’s leading provider of application software for the real-time enterprise. PeopleSoft pure internet software enables organizations to reduce costs and increase productivity by directly connecting customers, suppliers, partners and employees to business processes on-line, in real time. PeopleSoft’s integrated, best-in-class applications include Customer Relationship Management, Supply Chain Management, Human Capital Management, Financial Management and Application Integration. Today more than 5,100 organizations in 140 countries run on PeopleSoft software. For more information, visit us at www.peoplesoft.com.

About J.D. Edwards

J.D. Edwards (Nasdaq: JDEC) makes customers stronger, enabling them to solve their most important business challenges. The company offers collaborative enterprise software as well as consulting, education and support services. J.D. Edwards’ offerings are differentiated by a deeply ingrained attitude of listening to customers, innovating on their behalf, and delivering solutions as part of a results-oriented relationship. Founded in 1977 and headquartered in Denver, J.D. Edwards focuses on long-term business partnerships and helping its 6,700 customers in more than 110 countries collaborate electronically to manage their business processes, supply chains, enterprise assets, and supplier and customer relationships. For more information: www.jdedwards.com or 800/727-5333.

Where to Find Additional Information about the Acquisition

PeopleSoft intends to file with the Securities and Exchange Commission (SEC) a registration statement that will include a joint proxy statement/prospectus of PeopleSoft and J.D. Edwards, and other relevant documents in connection with the proposed merger. Investors and security holders of PeopleSoft and J.D. Edwards are urged to read the proxy statement/prospectus and other relevant materials, when they become available because they will contain important information about PeopleSoft, J.D. Edwards and the proposed merger. In addition to the registration statement to be filed by PeopleSoft in connection with the proposed merger, and the joint proxy statement/prospectus to be mailed to the stockholders of PeopleSoft and J.D. Edwards in connection with the proposed merger, each of PeopleSoft and J.D. Edwards file annual, quarterly and special reports, proxy statements and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PeopleSoft or J.D. Edwards with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PeopleSoft or J.D. Edwards with the SEC, may also be obtained from PeopleSoft and J.D. Edwards. In addition, investors and security holders may access copies of the documents filed with the SEC by PeopleSoft on PeopleSoft’s website at www.peoplesoft.com. Investors and security holders may obtain copies of the documents filed with the SEC by J.D. Edwards on J.D. Edwards’ website at www.jdedwards.com.

PeopleSoft, J.D. Edwards and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of PeopleSoft is set forth in PeopleSoft’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 28, 2003. A description of the interests of the directors and executive officers of J.D. Edwards is set forth in J.D. Edwards’ proxy statement for its 2003 annual meeting, which was filed with the SEC on February 21, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.

Calculation of Combined Financial Results

This release and the attached transaction summary include amounts that have been calculated by adding like line items from the historical financial statements included in both companies’ separate filings with the Securities and Exchange Commission for each of their past four fiscal quarters. Because the companies have different financial reporting periods, combined results do not track to a matching time period. The calculation described above may differ in the future as a result of conforming the companies’ accounting methodologies.

PeopleSoft/J.D. Edwards Transaction Summary

Structure:	Stock-for-stock acquisition
Exchange Ratio:	0.860 of a PeopleSoft share per J.D. Edwards share
Current Value:	Approximately $1.7 billion
Ownership:	PeopleSoft stockholders 75%; J.D. Edwards stockholders 25%
Accounting:	Purchase Method
Expected Closing:	3rd or 4th Calendar Quarter of 2003

Key Facts
(last 4 qtrs)	PeopleSoft	J.D. Edwards	Combined
	(as a of 3/31/03)	(as of 4/30/03)

Revenue	$1,926 mm	$886 mm	$2,812 mm
Assets	$2,884 mm	$840 mm	$3,724 mm
Net Income	$177 mm	$53 mm	$230 mm
Employees	8,180	4,950	13,130

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed merger.

Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include: the risk that PeopleSoft’s and J.D. Edwards’ businesses will not be integrated successfully; costs related to the merger; failure of PeopleSoft’s or J.D. Edwards’ stockholders to approve the merger and the transactions related thereto; the satisfaction of closing conditions including the receipt of regulatory approvals; the failure by the company to retain key employees; economic and political conditions in the U.S. and abroad; the failure by the combined company to complete and deliver products and services within currently estimated time frames and budgets; the inability to achieve revenues from combined lines of products; and other risks affecting PeopleSoft’s and J.D. Edwards’ businesses generally as set forth in PeopleSoft’s and J.D. Edwards’ most recent filings with the Commission. All forward-looking statements in this press release are qualified by these cautionary statements and are made only as of the date of this press release. PeopleSoft and J.D. Edwards are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Contact:

PeopleSoft Inc.

Lori Varlas, 877/528-7413 (Investor Relations)

lori_varlas@peoplesoft.com

Kara Wilson, 925/694-4046 (voice)

(Corporate Communications)

925/998-5619 (cell)

kara_wilson@peoplesoft.com

or

J.D. Edwards

Etta West, 303/334-4772 (Investor Relations)

etta_west@jdedwards.com

Victor Chayet, 303/334-5701 (voice)

(Corporate Communications)

303/885-9670

victor_chayet@jdedwards.com